

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 27, 2013

Via-Email
Joseph C. Shea, III
Chief Executive Officer, President
Port of Call Online Inc.
40 Warren Street, Floor 3
Charlestown, MA 02129

>   **Re: Port of Call Online Inc.**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed June 21, 2013**
>   **File No. 333-188575**

Dear Mr. Shea:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1

General

1. We note your response to comment 1 from our letter dated June 4, 2013 and are unable to agree. You acknowledge that the selling shareholders are deemed to be underwriters due to the Company's shell company status. In addition, we believe that the selling shareholders are underwriters as a result of them selling 100% of the company's outstanding securities not held by affiliates, the nominal proceeds received by the company from the selling shareholders, the short holding period and your reason for distributing these shares through these individuals in order to facilitate the creation of a public market in the Company's securities. Since the selling shareholders are considered underwriters selling on behalf of the Company, Rule 415(a)(1)(ii) is not available for the transaction. Therefore, sales of the securities at market prices may only be registered if

Rule 415(a)(1)(x) is available, which it is not. Please clearly disclose that the offering price of all the shares being sold by the Company and selling shareholders will be fixed for the duration of the offering.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Christine Adams, Staff Accountant, at (202) 551-3363 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Justin Kisner, Attorney-Adviser, at (202) 551-3788 or Celeste M. Murphy, Legal Branch Chief, at (202)-551-3257 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director

cc: Via E-mail
        Karen A. Batcher, Esq.
        Synergen Law Group, APC